810919

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02026439

REGISTRANT'S NAME Beaufield Consolidated Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 11 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1557 FISCAL YEAR 8-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1-22-02

82-1557

12(g) Exemption # 82-1557

02 J... 12 ... 8:...

BEAUFIELD CONSOLIDATED RESOURCES INC.

REPORT TO SHAREHOLDERS

for the year ended August 31, 2001

AR/S
8-31-01

Exemption number: 82-1557

Your company has increased its activity toward the end of the financial year anticipating an improvement in the gold exploration sector.

Beaufield intends to concentrate on properties of significant geological merit in close proximity to existing mines and infrastructure.

The company is maintaining its interest in two key properties, namely the Mainstreet base metal property near Val d'Or and the Lac Rouleau gold properties in the Urban-Barry Township area of Quebec. Beaufield has partners on each of these and intends to maintain its interest.

Beaufield has reached agreement with CaribGold Resources Inc., to acquire a 100% interest in three base metal and precious metal properties in the Matagami region of Quebec. Several key claims adjoining the gold mines at Hemlo, Ontario have also been acquired. These have significant gold exploration potential.

There appears to be an increasing interest in gold, the company is well positioned to benefit from this.

Discussion of abovementioned properties and the years financial results are reviewed on the following pages.

Thank you for your continued support.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BEAUFIELD CONSOLIDATED RESOURCES INC.

(signed) "Jens E. Hansen", P.Eng.
President

October 30, 2001

19 Nesbitt Street, Nepean, Ottawa, Ontario K2H 8C4
P.O. Box 11385, Station H, Nepean, Ottawa, Ontario K2H 7V1
Telephone: (613) 721-2919 Fax: (613) 828-7268

MANAGEMENT DISCUSSION AND ANALYSIS

MAINSTREET PROPERTY – LOUVICOURT, VAL d'OR (40% interest)

Aur Resources, the 60% owner of this property remains a very active explorer in the immediate vicinity. The property is 5 kilometres from the Louvicourt base metal mine and in a similar geological environment. Aur needs to increase feed for the nearby mine hence they have a strong incentive to explore.

LAC ROULEAU – URBAN TOWNSHIP (approximately 50% interest in 5,000 hectares)

The Urban Township region has one of the highest concentrations of gold occurrences of any area of Quebec. The Beaufield interest properties have numerous gold occurrences, only some of them have been drilled. The most interesting target located to date, has received limited drilling and a resource of approximately 500,000 tonnes with a grade of 6.4 grams gold per tonne has been calculated. The property has received little attention during the past 10 years due to the low gold price. We anticipate that this could become a lead property.

HEMLO (90% interest in 1,504 hectares)

The Hemlo gold camp has three operating mines, producing a total of approximately 700,000 ounces of gold per year. It remains one of the top gold producing areas in Canada. The properties acquired by Beaufield are shown on the attached map. They are located immediately adjacent to the producing mines and based on geophysical data host geology that is highly favourable for gold exploration. We understand that limited work by previous operators has identified gold on the property.

CARIBGOLD QUEBEC PROPERTIES (100% interest)

Subsequent to yearend, Beaufield signed a letter of intent with CaribGold to acquire a 100% interest in three precious metal and base metal properties in the Matagami region of Quebec.

The Allard River property covers 1,900 hectares adjacent to existing mines and to recent lead-zinc-silver discoveries at Matagami. This property fits with Beaufield's plan to acquire high quality exploration situations in close proximity to existing mines and infrastructure.

FINANCIAL DISCUSSION – 2001 compared to 2000

The company did not undertake any financings during the year. Exploration expenditures were minimal with only $8,306 being spent compared to $48,351 in the previous year.

Investment income totalled $8,144 compared to $26,305 in 2000. Total expenditures for the year totalled $84,765 or a reduction of approximately 17%.

Mineral properties and deferred exploration expenses were written down by $280,278. This resulted principally from abandoning the Siscoe, Calumet and Horden Lake properties and a partial writedown of Lac Evans. In 2000, the writedown was $379,708.

The loss per share was $0.018 for 2001 compared with $0.023 for 2000.

There were 19,580,311 shares outstanding as at October 30, 2001. There were no shares issued during the year.

In the past, the company has been able to undertake equity financing to cover mineral exploration and administrative expenses. Management anticipates that similar financings will be available to undertake future exploration activities.

BEAUFIELD HEMLO PROPERTIES



Beaufield holdings
1242613
1247120
1247121
1247122
1236160
1235081
1235082
1235083
1235080
CLM285
CLM283
CLM284
1248414
1248412
1248411
1248413
CLM272
CLM273
CLM271
CLM274
CLM275
CLM276
CLM277
CLM278
CLM302
Operating Hemlo Mines
BEAUFIELD CONSOLIDATED
RESOURCES INC.
based on Ont. Gov't Mining Plan G-3173
Scale: 1:55,000

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: __x__ **Schedule A**
__x__ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: Beaufield Consolidated Resources Inc.

ISSUER'S ADDRESS: 19 Nesbitt Street
P.O. Box 11385 - Station H.
Nepean - Ottawa - Ontario K2H 7V1

ISSUER TELEPHONE NUMBER: 613-721-2919
ISSUER FAX NUMBER: 613-828-7268

CONTACT PERSON: Jens E. Hansen

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: 613-721-2919

FOR QUARTER ENDED: August 31, 2001

DATE OF REPORT: October 30, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) "JENS E. HANSEN" NAME OF DIRECTOR	October 30, 2001 DATE SIGNED
(signed) "STEPHEN R. DUNN" NAME OF DIRECTOR	October 30, 2001 DATE SIGNED

Beaufield Consolidated Resources Inc.

Financial Statements
August 31, 2001

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Raymond Chabot Grant Thornton

Auditors' Report

To the Shareholders of
Beaufield Consolidated Resources Inc.

We have audited the balance sheets of Beaufield Consolidated Resources Inc. as at August 31, 2001 and 2000 and the statements of operations and deficit, deferred exploration and development expenditures and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton

Chartered Accountants

Val-d'Or (Québec)
October 5, 2001

Place du Québec
888 3rd Avenue
Val-d'Or, Québec J9P 5E6
Telephone: (819) 825-6226
Fax: (819) 825-1461

Beaufield Consolidated Resources Inc.
Balance Sheets
August 31, 2001 and 2000

	2001	2000
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**21,548**	94,561
Marketable securities (market value $71,500 ; $64,680 in 2000)	**64,680**	64,680
Amounts receivable	**2,640**	11,094
	88,868	170,335
Mineral properties and deferred exploration and development expenditures (Note 4)	**1,489,801**	1,756,773
Long-term investment (Note 5)	**11,000**	11,000
	1,589,669	1,938,108
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**29,596**	21,136
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**14,449,326**	14,449,326
Deficit	**(12,889,253)**	(12,532,354)
	1,560,073	1,916,972
	1,589,669	1,938,108

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,

"signed" Jens E. Hansen
Director

"signed" Stephen R. Dunn
Director

Beaufield Consolidated Resources Inc.
Operations and Deficit
Years ended August 31, 2001 and 2000

	2001	2000
	$	$
Investment revenues	**8,144**	26,305
Expenses		
Administrative services, rent and office	**29,379**	35,364
Interest and financing charges	**241**	350
Professional fees	**23,642**	20,283
Shareholder's reports	**12,951**	25,697
Telecommunications	**1,491**	2,766
Travel and promotion	**3,318**	3,182
Trustee, registration and transfer agent fees	**13,743**	11,624
	84,765	99,266
Write-down of mineral properties and deferred exploration expenses	**280,278**	379,708
	365,043	478,974
Net loss	**356,899**	452,669
Deficit, beginning of year	**12,532,354**	12,079,685
Deficit, end of year	**12,889,253**	12,532,354
Basic loss per share	**0.018**	0.023

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.
Deferred Exploration and Development Expenditures
Years ended August 31, 2001 and 2000

	2001	2000
	$	$
Balance, beginning of year	1,624,283	1,937,711
Additions during year	8,306	48,351
Expenditures written down	(170,484)	(361,779)
Balance, end of year	1,462,105	1,624,283

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.
Cash Flows
Years ended August 31, 2001 and 2000

	2001	2000
	$	$
OPERATING ACTIVITIES		
Net loss	**(356,899)**	(452,669)
Non-cash items		
Write-down of marketable securities		1,860
Mineral properties and deferred exploration and development expenditures written down	**280,278**	379,708
Changes in non-cash working capital items (Note 3)	**16,914**	4,509
Cash flows from operating activities	**(59,707)**	(66,592)
INVESTING ACTIVITIES		
Acquisition of resource properties	**(5,000)**	(22,500)
Exploration and development expenditures	**(8,306)**	(48,351)
Long-term investments		(11,000)
Marketable securities		(40,480)
Cash flows from investing activities	**(13,306)**	(122,331)
FINANCING ACTIVITIES		
Issue of shares and cash flows from financing activities		93,000
Decrease in cash and cash equivalents	**(73,013)**	(95,923)
Cash and cash equivalents, beginning of year	**94,561**	190,484
Cash and cash equivalents, end of year	**21,548**	94,561

The accompanying notes are an integral part of the financial statements.

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
August 31, 2001 and 2000

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND FINANCIAL STATEMENTS

The Company, incorporated under the British Columbia Companies Act, is involved in the acquisition, exploration and development of mineral properties. Management plans to continue financing operating, exploration and development costs by way of public offerings and/or private placements of common shares.

These financial statements do not necessarily report present or future values of mineral properties, or reflect adjustments to the carrying value of Company's assets and liabilities, and to overall financial statement presentation, as might be required were public offerings and/or private placements of common shares unsuccessful, with a going concern assumption being no longer appropriate.

2 - ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the recorded amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash, demand deposits and temporary investments, maturing in less than three months from acquisition date.

Marketable securities

Holdings in publicly traded Corporations, are carried at the lower of cost and market value.

Exploration and development expenditures

Mineral properties are recorded at cost, with exploration and development expenditures relating to non-producing properties being deferred until viability is determined. When properties are brought into commercial production, capitalized amounts are amortized, using the unit-of-production method. Upon abandonment, these costs are charged to operations.

Overall recovery of mineral properties costs, with related deferred exploration and development expenditures, depends on the discovery of economically viable reserves; the Company's ability to obtain financing necessary to complete exploration and development of mineral properties; future profitable production, or disposition of properties for proceeds in excess of their carrying values. Management periodically reviews the recoverability of mineral properties costs and deferred exploration and development expenditures.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described in Note 6. No compensation expense is recognized for those plans when stock or stock options are issued. Any consideration paid on an exercise of stock options is credited to capital stock.

Beaufield Consolidated Resources Inc.
Notes to Financial Statements

August 31, 2001 and 2000

3 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

Changes in the working capital items are:

	2001	2000
	$	$
Amounts receivable	8,454	(6,314)
Accounts payable and accrued liabilities	8,460	10,823
	16,914	4,509

Cash flows relating to interest are:

	2001	2000
	$	$
Interest received	8,144	3,535
Interest paid	241	350

4 - MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

	2001	2000
	$	$
Minerals:		
i) Louvicourt and Pascalis Townships, Québec		
Exploration	387,608	383,036
ii) Barry, Urban, Carpiquet and Souart Townships, Québec		
Exploration	1,000,000	1,000,000
iii) Woodstock Fault Property, New Brunswick		
Exploration	–	28,972
iv) Launay Township, Québec		
Property	312	1,652
Exploration	7,400	29,627
v) Dubuisson Township, Val D'Or, Québec		
Property (Note 7)	–	30,000
Exploration	–	74,864
vi) Calumet Township, Québec		
Exploration	–	44,421
vii) Lac Evans area, Québec		
Property	22,384	100,838
Exploration	65,645	63,363
viii) Other properties		
Property	5,000	–
Exploration	1,452	–
	1,489,801	1,756,773

4 - MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES (continued)

	2001	2000
	$	$
In summary:		
Properties	**27,696**	132,490
Deferred exploration and development expenditures	**1,462,105**	1,624,283
	1,489,801	1,756,773

Mineral properties descriptions:

i) **Louvicourt and Pascalis Townships, Québec**

A 40% interest in 8 mining claims subject to a 2% net smelter return royalty on all minerals produced from these claims.

ii) **Barry, Urban, Carpiquet and Souart Townships, Québec**

A 48.57% to 50% interest in 340 (321 in 2000) mining claims currently under exploration in a program operated by Kinross Gold Corporation. During the year ended August 31, 2000, the Company allowed 132 claims to lapse.

iii) **Woodstock Fault Property, New Brunswick**

A 50% interest in 73 mining claims. As the Company has decided to not proceed with further exploration and development of these claims, $28,972 has been written down during the year.

iv) **Launay Township, Québec**

A 100% interest in 37 claims in 2000. As the Company has not renewed 30 claims, $23,567 has been written down during the year.

On September 1, 2000, the Company granted an option to Melkior Resources Inc. to earn up to 60% interest on the remaining 7 claims by fulfilling a $50,000 expenditures commitment over a 4 years period.

v) **Dubuisson Township, Val-d'Or, Québec**

A 25% interest in 20 claims subject to 1.5% net smelter returns royalty. As the Company has decided to not proceed with further exploration and development on these claims, $104,864 has been written down during the year.

Beaufield Consolidated Resources Inc.
Notes to Financial Statements

August 31, 2001 and 2000

4 - MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES (continued)

vi) Calumet Township, Québec

Two options, to acquire a 50% interest in 56 claims. As the Company elected not to exercise its options, $44,421 has been written down during the year.

vii) Lac Evans area, Québec

A 50% interest in 400 claims and a 100% interest in 55 claims. As the Company has not renewed 354 claims, $78,454 has been written down during the year.

viii) Other properties

Subject to regulatory approval and after appropriate financing, the Company has committed to acquire two separate groups of claims adjoining the gold mining operations at Hemlo.

The Company is also in the process of acquiring claims in the White Lake region.

5 - LONG-TERM INVESTMENT

The Company holds 50 units in a non-publicly traded 2,500 unit, Ontario prospecting syndicate. As mineral exploration and fieldwork is anticipated to be carried out over a number of years, this investment is considered long-term. It is carried at initial acquisition cost of $5,000 plus attendant 2000 consulting and overhead costs of $6,000.

6 - SHARE CAPITAL

Authorized

100,000,000 common shares without par value

Issued and fully paid

	2001		2000	
	Shares	$	Shares	$
Balance, beginning of year	**19,580,311**	**14,449,326**	18,960,311	14,356,326
Issued under private placements			170,000	25,500
Issued on exercise of options			300,000	45,000
Issued for an interest in a resource property			150,000	22,500
Balance, end of year	**19,580,311**	**14,449,326**	19,580,311	14,449,326

6 - SHARE CAPITAL (continued)

During the year ended August 31, 2000, the Company issued: 170,000 "flow-through" units at $0.15 per unit by private placement, each unit consisting of one common share and one non-transferable common share purchase warrant; 300,000 common shares at $0.15 per share, pursuant to the exercise of stock options by a Director of the Company, and 150,000 common shares at $0.15 per share as consideration for an interest in a resource property (see note 4).

Stock options

The Company has two stock options plans. Under those plans, the Company is authorized to grant certain directors, officers, employees and service providers, options to purchase up to an aggregate of 3,900,000 common shares. No optionee, at the date of grant of the option, may hold more than 5% of shares issued and outstanding; however, the limit for service providers is 2%.

During the year, the Company granted 1,950,000 options (no options in 2000) at an exercise price of $0.10.

At August 31, 2001, the following stock options were outstanding:

- 375,000 shares at $0.15 per share, expiring December 20, 2001; and
- 1,950,000 shares at $0.10 per share, expiring January 2, 2006.

At August 31, 2000, the following stock options were outstanding:

- 375,000 shares at $0.15 per share, expiring December 20, 2001.

Share purchase warrants

At August 31, 2001, the following share purchase warrants were outstanding:

- 170,000 warrants exercisable into common shares at $0.20 per share if exercised by December 23, 2001.

At August 31, 2000, the following share purchase warrants were outstanding:

- 1,100,000 warrants exercisable into common shares at $0.18 if exercised by December 4, 2000.
- 170,000 warrants exercisable into common shares at $0.20 if exercised by December 23, 2001.

Escrowed shares

As at August 31, 2001, 129,750 shares (129,750 in 2000), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

Beaufield Consolidated Resources Inc.
Notes to Financial Statements
August 31, 2001 and 2000

7 - RELATED PARTY TRANSACTIONS

During the year, the Company incurred expenses in the normal course of business with its directors and or a company to which the directors are related. These expenses were recorded at the exchange amount, that is the amount agreed upon by both parties.

	2001	2000
	$	$
Management and consulting fees	**1,350**	4,800
Office rent and overheads	**12,000**	12,000
Secretarial fees	**3,000**	9,400

There were accounts payable or accrued liabilities at August 31, 2001 to a Shareholder company exercising significant influence in the amount of $13,025 ($1,504 in 2000).

8 - INCOME TAXES

The tax benefit resulting from losses is not recorded in these financial statements. The losses, which are available to reduce income taxes in the future years, approximate $1,233,000. The Company will be able to take advantage of any tax benefit resulting from the application of losses carried forward which expire within the following years:

	$
2002	609,000
2003	113,000
2004	132,000
2005	115,000
2006	110,000
2007	78,000
2008	76,000

The tax benefits resulting from Canadian exploration and development expenses are not recorded in the financial statements. These expenses, available to reduce income taxes in future years, aggregate approximately $482,000 and may by carried forward over an indefinite period.

9 - OTHER INFORMATION

Financial instruments

The fair value of cash and cash equivalents, marketable securities, amounts receivable, bank overdraft and accounts payable and accrued liabilities, since they have short maturities, is equivalent to their carrying amounts.

BEAUFIELD CONSOLIDATED RESOURCES INC.

CORPORATE DATA

Head Office
19 Nesbitt Street
Nepean, Ontario
K2H 8C4
Telephone: (613) 721-2919
Facsimile: (613) 828-7268
E-mail: geotestottawa@home.com

Directors & Officers
Stephen R. Dunn
Jens E. Hansen
Robert A. Martin
Gary F.J. Zak

Registrar & Transfer Agent
ComputerShare Trust Company of Canada
1800 McGill College Avenue
Montreal, Quebec
H3A 3K9

Legal Counsel
Gregory T. Chu, A Law Corporation
Suite 2525 – 1075 West Georgia Street
Vancouver, B.C.
V6E 3C9

Auditor
Raymond Chabot Grant Thornton
Place du Québec
888, 3rd Avenue
Val d'Or, Québec
J9P 5E6

Listing
Canadian Venture Exchange
Symbol "BFD"

Exemption number: 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.

PROXY

FOR THE ANNUAL AND SPECIAL GENERAL MEETING
TO BE HELD DECEMBER 10, 2001

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned, being a shareholder of Beaufield Consolidated Resources Inc. (the "Company"), hereby appoints Jens E. Hansen, President and a director of the Company, or, alternatively, ____, as proxyholder, to attend the Annual and Special General Meeting of the Company to be held on December 10, 2001 and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below as follows:

(a) Appointment of Raymond Chabot Grant Thornton, Chartered Accountants, as auditor and authorizing the directors to fix the remuneration to be paid to the auditor.

VOTE FOR ______ WITHHOLD VOTE _______

(b) Fixing the number of directors for the ensuing year at four.

IN FAVOUR _____ AGAINST _________

(c) Election of the Board of Directors as follows:

Jens E. Hansen	VOTE FOR __	WITHHOLD VOTE ______
Stephen R. Dunn	VOTE FOR __	WITHHOLD VOTE _____
Gary F. Zak	VOTE FOR __	WITHHOLD VOTE ______
Robert A. Martin	VOTE FOR __	WITHHOLD VOTE _____

(d) Approving the issuance of 2,600,000 common shares of the Company to Caribgold Resources Inc. ("Caribgold") in consideration for the purchase of all of Caribgold's exploration mineral claims in Quebec as more particularly described in the Company's information circular dated October 30, 2001 and any change in control of the Company which may result therefrom.

IN FAVOUR _____ AGAINST _________

(e) With respect to the transaction of such other business as may properly come before the Meeting, as the proxyholder, in his sole discretion, may see fit.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED this _____ day of ______________, 2001.

____________________________ ____________________________

NAME (Please Print) SIGNATURE

____

Number of Shares Represented
by This Proxy

NOTES

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS ABOVE BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. **IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.** IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's transfer agent, Computershare Trust Company of Canada, of 1800 McGill College Avenue, Montreal, Quebec, H3A 3X9 at least 48 hours (excluding Saturdays and holidays) before the time of the Meeting or adjournment thereof or deposited with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

5. This Proxy is solicited on behalf of the management of the Company.

Your name and address are shown as registered - please notify Computershare Trust Company of Canada of any change in your address.

Exemption number: 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special General Meeting of the shareholders of Beaufield Consolidated Resources Inc. (the "Company") will be held at Patty's Pub, 1185 Bank Street, Ottawa, Ontario (Tel: 613-730-2434) on Monday, December 10, 2001 at 2:30 p.m. (eastern standard time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the year ended August 31, 2001 together with the auditor's report thereon.
3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.
4. To fix the number of directors for the ensuing year at four.
5. To elect directors for the ensuing year.
6. To approve the issuance of 2,600,000 common shares of the Company to Caribgold Resources Inc. ("Caribgold") at a deemed price of $0.10 per share in connection with the acquisition of all of Caribgold's mineral exploration properties located in the Province of Quebec as more particularly described in the attached information circular dated October 30, 2001 and any change in control of the Company which may result therefrom.
7. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Computershare Trust Company of Canada, 1800 McGill College Avenue, Montreal, Quebec, H3A 3K9 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

DATED at Nepean, Ontario this 30th day of October, 2001.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *"Jens E. Hansen"*
Jens E. Hansen, President

BEAUFIELD CONSOLIDATED RESOURCES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT OCTOBER 30, 2001.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Beaufield Consolidated Resources Inc. (the "Company") for use at the Annual and Special General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 1800 MCGILL COLLEGE AVENUE, MONTREAL, QUEBEC, H3A 3X9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE

MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVE THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the corporate office of the Company at 19 Nesbitt Street, Nepean, Ontario, K2H 8C4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one vote. There are 19,580,311 common shares issued and outstanding.

Only those common shareholders of record on October 30, 2001 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances, except as follows:

Name and Municipality of Residence	Type of Ownership	Number of Voting Shares	Percentage of Voting Shares Owned
Jens E. Hansen Nepean, Ontario	Direct	2,677,500	13.67%

Advice To Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of the Company, as a substantial number of the public shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.**

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

It is proposed to fix the number of directors at four. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting. Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name, Municipality of Residence & Position with Company	Present Principal Occupation (1)	Previously a director since	Shares Owned (2)
Jens E. Hansen (3) Nepean, Ontario President & Director	Professional Engineer Ontario and Quebec; Director of Melkior Resources Inc. since 1996 (President and CEO from 1997 to August 2001); President of Trillion Resources Ltd. from 1989 to June 30, 1998	June 16, 1995	2,677,500
Stephen R. Dunn (3) Toronto, Ontario Director	Assistant Vice-President, Money Markets, Manulife Financial from June 2000 to present. Director of Portfolio Strategy, Canadian Imperial Bank of Commerce, Toronto, 1993 to January 2000.	November 1, 1996	676,200
Gary F.J. Zak (3) Secretary/Treasurer and Director	Director Alto Minerals Inc.; Director, Forum Development Corp.	December 20, 1994	97,500
Robert A. Martin Montreal, Quebec Director	Independent Mining Consultant, Montreal, Quebec, 1996 to present; Director, Craton Gold Ltd., Calgary, Alberta, 1996 to 1998 (Chairman and CEO since 1998); Investment Advisor & Mining Analyst, Lafferty, Harwood & Partners Ltd., Montreal, Quebec, 1996 to 1998	November 1, 2001 (4)	Nil

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of October 30, 2001.

(3) Member of Audit Committee.

(4) Mr. Martin will be appointed as an additional director of the Company effective November 1, 2001.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

All of the above persons are ordinarily resident in Canada. Pursuant to section 135 of the *Company Act* (British Columbia), advance notice of the Meeting was published in The Vancouver Sun on October 10, 2001.

Acquisition of Quebec Mineral Claims from Caribgold Resources Inc.

The Company has signed a letter of intent with CaribGold Resources Inc. ("CaribGold") to acquire, on an arm's length basis, all of CaribGold's right, title and interest in its Quebec mineral exploration properties in consideration for 2,600,000 shares of the Company at an aggregate deemed price of $260,000, being $0.10 per share, subject the approval of the appropriate regulatory authorities.

Caribgold's mineral exploration properties in Quebec include the 100% owned 119 claim (1900 hectares) Allard River (Matagami) property, the 100% owned 205 claim (3280 hectares) Lac Evans property, and a 50% ownership in an 81 (1300 hectares) claims in Lac Evans in which the Company owns an existing 50% as a result of a previous joint venture agreement with CaribGold (collectively the "Quebec Claims").

The Allard River (Matagami) property lies within the prolific Matagami Mining Camp of northwestern Quebec which lies within the Abitibi Greenstone Belt that is famous for its world class base metal and gold deposits. More specifically, ten major Zn-Cu-Ag massive ore bodies have been discovered in the Matagami Camp, and to date have accounted for over 44 Mt (Million Tonnes) of ore produced grading 8.77% Zn, 0.89% Cu, 28.47 g/t Ag and 0.47 g/t Au. In late 2000, Noranda announced the discovery of 3 closely grouped shallow deposits known as the Perseverance and Equinox deposits with a reported 5 Mt grading 16.8% Zn, 1.3% Cu, 34.0 g/t Ag and 0.4 g/t Au. Noranda is currently carrying out a feasibility study on this new discovery in view of using its existing plant facilities some 6 km to the east of the discovery.

The Allard River property is well located within a favorable geological environment crossing the nose of the Galinée Anticline. The favorable Key Tuffite_horizon which hosts the massive sulfides of the Matagami Camp has been down faulted by the Daniel Fault in the northern area of the CaribGold Allard River property. The eastern part of the property is located only 1,000 metres west of the former New Hosco Mine. The new discovery of Noranda Exploration is located 5 km to the south east along strike.

The Company's exploration plans for this year on the Allard River property is to carry out a detailed airborne aeromagnetic survey to assist in better interpreting the structural components of the property, the results will assist in delineating drill targets. The magnetic survey is expected to define the relationship of structures on the property with the Key Tuffite and the nearby mineral deposits.

The two Lac Evans properties are located approximately 100 kilometres northeast of the town of Matagami in northwestern Quebec. The property lies within the Frotet-Evans Greenstone belt. Since 1957 exploration and prospecting has discovered numerous Zn-Cu-Ag-Au (zinc-copper-silver-gold) volcanogenic environments as well as gold and nickel bearing mineralization. The most prolific deposit discovered to date within the Frotet-Evans belt is the Troilus Mine with reserves reported at 49.6 Mt grading 1.38 g/t Au, 1.23 g/t Ag and 0.12% Cu. Several smaller but significant deposits also exist within the belt.

To date, CaribGold has spent over $600,000 on the two Lac Evans properties (286 claims) and has discovered numerous narrow but anomalous nickel and PGM values in ultramafic rocks as well as narrow but high-grade gold values in quartz veins within a mafic dyke.

Significant but narrow massive sulfides were intersected in a felsic volcanic unit on the property by Noramco in 1987, highlighted by a drill hole reporting 15.28% Zn, 1.02% Cu, 69.21 g/t Ag and 0.18 g/t Au over 5.0 m. The zone was explored for about 200 metres within an indicated 3,500 metre conductive anomaly. This zone is wide open.

CaribGold carried out soil and rock geochemical surveys in 2000 within the area of the massive sulfide occurrences previously worked on by Noramco and concluded that a favorable volcanic pile exists in the area referred to as the Crow Bay Zone. It was similarly concluded that an intrusive similar to the Troilus Mine might exist within proximity to a Cu-Ag anomaly outlined by the survey. Line cutting, ground geophysics and drilling have been recommended.

The Company plans to examine the possibilities of drilling the Crow Bay Massive Sulfide occurrence along its untested strike length and depth to search for zones of higher grade zinc-silver-copper.

CaribGold is a gold exploration and development company managed by Paul Zyla and David Bell whose shares are listed on the Canadian Venture Exchange.

The issuance of 2,600,000 common shares to Caribgold could result in an effective change in control of the Company or the creation of a control block and accordingly the shareholders will be asked to approve the acquisition of the Quebec Claims and the issuance of such shares to Caribgold at the Meeting.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed Proxy will vote for the reappointment of Raymond Chabot Grant Thornton, Chartered Accountants, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Raymond Chabot Grant Thornton were first appointed auditors of the Company on February 26, 1997.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company. See "REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION - Executive Compensation" below.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Compensation

Cash: During the fiscal year ended August 31, 2001 the aggregate remuneration paid to the Company's directors and senior officers or companies controlled by such directors and senior officers was $1,350.

The Company currently has two executive officers, being its President, Jens E. Hansen, and its Secretary/Treasurer, Gary F.J. Zak.

Applicable securities legislation requires disclosure of compensation for each Chief Executive Officer and for each of the Corporation's four most highly compensated executive officers, other than the Chief Executive Officer, for the three most recently completed financial years, provided that the disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Jens E. Hansen is the "Named Executive Officer" of the Corporation for the purposes of the following disclosure:

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Annual Compensation			Long Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Jens E. Hansen President	2001	Nil(1)	N/A	N/A	975,000	N/A	N/A	N/A
	2000	Nil(1)	N/A	N/A	Nil	N/A	N/A	N/A
	1999	Nil(1)	N/A	N/A	Nil	N/A	N/A	N/A

(1) During the fiscal years ended August 31, 2001, August 31, 2000 and August 31, 1999 a total of $16,350, $26,600 and $31,000, respectively, was paid to Geotest Corporation for management and consulting fees, office rent and overheads and secretarial fees. For the fiscal year ended August 31, 2001, $1,350 was paid or accrued on account of management and consulting fees, $12,000 for office rent and overheads and $3,000 for secretarial fees. Geotest Corporation is a private company controlled by Jens E. Hansen.

Stock Options

The following table discloses the particulars of options or stock appreciation rights ("SARs) granted to the Named Executive Officer during the most recently completed financial year:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Financial year	Securities under Options/ SARs granted (#)	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
Jens E. Hansen President	2001	975,000	50%	$0.10	$0.10	January 2, 2006

The following table discloses the particulars of stock options exercised by the Named Executive Officer during the immediately preceding fiscal year:

AGGREGATED OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Jens Hansen President	2001	Nil	N/A	975,000	NIL (1)

(1) As of the fiscal year ended August 31, 2001 the Company's shares were trading at less than the exercise price of the outstanding options.

Retirement Plans

The Company has no retirement plans, pension plans or other form of retirement compensation for its employees.

Employment Contracts and Termination of Employment

Save and except for its management agreement with Geotest Corporation as more particularly described under the heading "Executive Compensation" above, the Company has not entered into any employment contracts as of the date of this Information Circular.

Compensation of Directors

Save and except for the granting of incentive stock options and the reimbursement of out of pocket expenses the directors of the Company received no remuneration in their capacities as such during the fiscal year ended August 31, 2001.

Stock Option Plan

The Company has in place a stock option plan for the purposes of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. Stock options may be granted for up to a maximum of 5 years and vest over a minimum period of 18 months on the basis of 25% upon granting and an additional 25% every six months thereafter. The options are non-transferable and non-assignable and the maximum number of stock options that may be reserved for any one optionee under the plan is 5% of the issued and outstanding shares (on a non-diluted basis). There are currently 3,900,000 common shares reserved for issuance under such plan, of which options to purchase up to 2,325,000 shares have been granted to directors, officer, employees and consultants of the Corporation as follows:

	Date Granted	Expiry Date	Exercise Price	No. of Options
Outstanding as of August 31, 2001	December 20, 1996	December 20, 2001	$0.15	375,000
	January 2, 2001	January 2, 2006	$0.10	1,975,000
Total				2,325,000

Indebtedness

None of the current directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company save and except as set forth below or elsewhere in this Information Circular.

1. The Company has agreed, subject to regulatory approval, to acquire two separate groups of claims in the Hemlo region of Northern Ontario in close proximity to existing gold mining operations from MJL Exploration Inc. ("MJL") and Geotest Corporation ("Geotest").

   The first group of claims, being the Hemlo #1 Cedar Creek group, consists of 736 hectares covering the northern portion of the Cedar Creek Stock and surrounding metasediments and felsic volcanic rocks. The claims are east of the Golden Giant tailings pond and approximately 1.5 kilometers north of the David Bell Mine.

   The second group of claims, being the Hemlo #2 Black River group, consists of 768 hectares located approximately one kilometer west of the old Interlake property and bordering on the northern boundary of the current mine leases. Airborne geophysics indicates the presence of bedrock type conductors with associated magnetic anomalies representing interesting exploration targets.

   MJL will receive a cash payment of $7,360 and 200,000 shares of the Company for the Hemlo #1 property and $7,680 and 200,000 shares for the Hemlo #2 property. MJL will also receive a 1% net smelter royalty. Geotest, which is owned 75% by Jens Hansen, the President of the Company, will receive a 10% carried interest in both properties. The Company, in turn, will own 90% of the two claim groups, subject to paying 100% of all costs through to production.

   The Hemlo gold deposit contains more than 20 million ounces of gold and is the site of three of the largest producing gold mines in Canada. The properties being acquired are contiguous with these mines.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the appointment of auditors.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Nepean, Ontario, this 30th day of October, 2001.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) *"Jens E. Hansen"*
Jens E. Hansen
President